SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue

New York, New York 10017

December 3, 2012

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom, Charles Lee and Dieter King

Re:	ITC Holdings Corp.
Registration Statement on Form S-4
Filed September 25, 2012
File No. 333-184073

Ladies and Gentlemen:

On behalf of our client, ITC Holdings Corp. (“ITC”), we are submitting this letter in response to the written comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 25, 2012 (the “Comment Letter”), with respect to the above-referenced filing of ITC.

In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to ITC’s Registration Statement on Form S-4, filed with the Commission on December 3, 2012 (SEC File No. 333-184073) (the “Form S-4”), and we have enclosed six courtesy copies of such Amendment No. 1 to the Form S-4 marked to show changes from the Form S-4 as filed on September 25, 2012.

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by ITC’s responses thereto. The page numbers in the responses refer to pages of Amendment No. 1 to the Form S-4.

ITC Form S-4 filed September 25, 2012

General

1.	We note the statement in the second paragraph of “Explanatory Note” that you “may” amend the registration statement to reflect the decision regarding the manner of distribution of the TransCo common units. Your use of the word “may” suggests that it is possible that such an amendment might not be required under the federal securities laws. Please tell us why you do not believe such a decision would constitute a fundamental change in the information set forth in the registration statement that requires you to file a post-effective amendment to the registration statement. See Item 512(a)(1)(ii) of Regulation S-K.

Securities and Exchange Commission Attn: Mara L. Ransom, Charles Lee and Dieter King December 3, 2012	2

Response

In the event Entergy elects to effectuate the distribution as an exchange offer, ITC will file a post-effective amendment to the registration statement pursuant to Item 512(a)(1)(ii) of Regulation S-K. In response to the Staff’s comment, ITC has revised the disclosure in the second paragraph of the “Explanatory Note” to remove any suggestion that such an amendment would not be required under the federal securities laws.

2.	We note the statement in the second paragraph of “Explanatory Note” that you do not intend to re-solicit the approval of your shareholders if Entergy determines to effectuate the distribution as a split-off exchange after your special meeting has occurred. Please tell us why you do not believe re-solicitation would be necessary.

Response

In the event Entergy elects, after the ITC special meeting of shareholders, to effectuate the distribution as a split-off exchange offer, ITC does not currently intend to re-solicit the approval of its shareholders because such determination is not expected to have a material effect on the transaction from the perspective of ITC’s shareholders. In response to the Staff’s comment, ITC notes that Entergy’s decision to effectuate the distribution as a split-off exchange offer, rather than a spin-off dividend, would not change in any material respect the overall timing of the transaction (which is mostly dependent on the receipt of regulatory approvals), the amount of ITC shares to be issued to Entergy shareholders, the amount of indebtedness to be incurred by ITC on a consolidated basis following the transactions or any other material aspect of the transaction from the perspective of ITC shareholders.

3.	We note that each of J.P. Morgan and Barclays delivered its fairness opinion to your board of directors on December 4, 2011, approximately 10 months ago. Please disclose whether any material changes in your operations, performance or in any of the projections or assumptions upon which each of J.P. Morgan and Barclays based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the special meeting.

Response

In response to the Staff’s comment, ITC has added disclosure on pages 55 and 129 that there have been no material changes in ITC’s operations, performance or in any of the projections or assumptions upon which each of J.P. Morgan and Barclays based its opinion since the date of the delivery of each of the opinions of J.P. Morgan and Barclays and ITC does not anticipate such changes to occur before the special meeting of ITC shareholders.

4.	Please tell us why you did not file an Item 1.01 Form 8-K to report amendment no. 1 to the merger agreement. In this regard, please tell us what consideration you gave to whether amendment no. 1 constituted an “amendment of [the merger agreement] that is material to [you],” as set forth in Item 1.01(a) of Form 8-K.

Securities and Exchange Commission Attn: Mara L. Ransom, Charles Lee and Dieter King December 3, 2012	3

Response

In response to the Staff’s comment, ITC notes that it considered and concluded that amendment no. 1 to the merger agreement did not constitute an amendment to the merger agreement that is material to ITC.

5.	Please provide us with a copy of the schedules to the merger agreement.

Response

Pursuant to the Staff’s request, under separate cover ITC is supplementally providing to the Staff a copy of the ITC disclosure schedules to the merger agreement and Entergy is supplementally providing to the Staff a copy of the Entergy disclosure schedules to the merger agreement. ITC and Entergy are requesting confidential treatment for those disclosure schedules.

Outside Front Cover Page of Prospectus

6.	Please disclose your valuation, as of December 4, 2011, for the Entergy Transmission Business that you are proposing to acquire.

Response

In response to the Staff’s comment, ITC has revised the letter to ITC’s shareholders to disclose the implied valuation of Entergy’s Transmission Business as of December 4, 2011 which is based on the closing price of ITC’s shares as of market close on December 2, 2011 (the last trading day prior to Sunday, December 4, 2011), after giving effect to the ITC recapitalization and the debt expected to be assumed in connection with the merger.

7.	We note the statement in the second paragraph that your board of directors will cause two vacancies to exist. Please clarify that the vacancies will be created through the resignation of two of your current directors and not through an increase in the size of the board of directors by two members. Please revise throughout the prospectus as appropriate. Please also confirm to us your understanding that if you know, before the effectiveness of the registration statement, the identity of the two board members who will resign, that you must disclose such information.

Response

In response to the Staff’s comment, ITC has revised the letter to ITC’s shareholders and pages 12, 24, 74, 150 and 221 to clarify that two vacancies on the ITC board of directors could be created either through the resignation of existing directors, by increasing the size of the board of directors or a combination thereof. The decision on which approach ITC will take has not been made as of this time. If the decision is made prior to the effectiveness of the registration statement, ITC confirms that it will disclose such information, including the identity of any board member who will resign (if that is the approach that ITC selects).

8.	Please revise the third and fourth paragraphs as necessary to clarify, if true, that the final decision to pursue recapitalization has not yet been made and remains within the sole discretion of your board of directors.

Securities and Exchange Commission Attn: Mara L. Ransom, Charles Lee and Dieter King December 3, 2012	4

Response

In response to the Staff’s comment, ITC has revised the disclosure throughout the proxy statement/prospectus to clarify that ITC will consummate the ITC recapitalization in connection with the merger. We respectfully note for the Staff that the completion of the ITC recapitalization is a condition to the closing of the merger.

Notice of Special Meeting of Shareholders

9.	In proposal 3, please disclose the maximum number of shares that may be issued pursuant to the merger agreement and for which shareholders are voting. Please also provide this disclosure in the proxy card and elsewhere in the joint proxy statement / prospectus as appropriate.

Response

In response to the Staff’s comment, ITC has revised proposal 3 in the Notice of Special Meeting of Shareholders, the proxy card and pages 4, 12 and 68, to disclose the number of shares of ITC common stock that ITC expects to issue to Entergy shareholders as a result of the proposed transactions, based on the number of outstanding shares of ITC common stock as of November 23, 2012 and assuming the ITC recapitalization will take the form of a one-time special dividend. As noted above, the decision regarding the form of the recapitalization remains in the sole discretion of the ITC board of directors and will be made closer to the closing of the merger which could significantly impact the number of ITC shares issued. We note that the merger agreement does not provide a maximum number of shares that may be issued to Entergy shareholders as a result of the transactions and that the final number will depend on specified variables, including the amount of ITC common stock outstanding on a fully diluted basis as of the “estimation date” (which is further described in the Form S-4).

Questions and Answers about the Transactions and the Special Meeting, page 4

10.	Please add a Q&A to describe the purposes for proposal 2. For example, please explain why you are seeking to increase the authorized shares to 300,000,000, as opposed to another amount.

Response

In response to the Staff’s comment, ITC has added an additional Q&A on page 12 to describe the purposes of proposal 2. Although the ITC board of directors could have selected a different number of authorized shares to propose for approval at the special meeting, the ITC board of directors selected 300,000,000 because the ITC board of directors believes that such amount leaves enough shares authorized but unissued following the merger for other corporate purposes as the ITC board of directors may determine in the future in its discretion, including, without limitation, for future acquisitions, stock splits, stock dividends and future financings. ITC has also added disclosure on page 13 to disclose that other than the issuance of shares of ITC common stock in connection with the merger, the ITC board of directors has no plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of ITC common stock if the ITC shareholders approve the amendment of the articles of incorporation proposal.

Securities and Exchange Commission Attn: Mara L. Ransom, Charles Lee and Dieter King December 3, 2012	5

11.	Please add a Q&A to explain why the post-merger ownership of ITC between Entergy shareholders and pre-merger ITC shareholders will be approximately 50.1% and 49.9%, respectively. In providing this disclosure, please explain the effect of using the Reverse Morris Trust structure.

Response

In response to the Staff’s comment, ITC has added an additional Q&A on page 8 to explain why the post-merger ownership of ITC between Entergy shareholders and pre-merger ITC shareholders will be approximately 50.1% and 49.9%, respectively, and to explain the effect of using a Reverse Morris Trust structure on the post-merger ownership of ITC.

Q: What are the “exchange trust” and the “exchange trust election” …, page 7

12.	Please revise your disclosure to provide a brief explanation of the purpose of the exchange trust.

Response

In response to the Staff’s comment, ITC has added additional disclosure on page 7 to provide a brief explanation of the purpose of the exchange trust.

Q: What will be the indebtedness of ITC…, page 7

13.	Please disclose the use of proceeds from the $1.775 billion of new indebtedness to be incurred by TransCo in connection with the transactions. In the disclosure, please differentiate between the amount of proceeds to be used towards the Entergy Transmission Business and the amount of proceeds to be used towards operations unrelated to the Entergy Transmission Business. Please also revise the disclosure in “The Financings—The Debt Exchange” and “The Financings—TransCo Subs Financing” to disclose the information provided in response to this comment.

Response

In response to the Staff’s comment, ITC has revised the disclosure on pages 8, 163 and 164 to clarify the amount and use of the proceeds from the $1.775 billion of new indebtedness to be incurred by TransCo and the TransCo Subs in connection with the transactions.

Q: What will ITC shareholders receive in the merger?, page 8

14.	In the first sentence, please disclose that the specified assets and liabilities from the Entergy Transmission Business include $1.775 billion in debt.

Securities and Exchange Commission Attn: Mara L. Ransom, Charles Lee and Dieter King December 3, 2012	6

Response

In response to the Staff’s comment, ITC has added additional disclosure on page 9 to clarify that the specified assets and liabilities from Entergy’s Transmission Business include $1.775 billion of debt expected to be incurred by TransCo and/or the TransCo Subs in connection with the transactions.

15.	We note the disclosure that Entergy shareholders will hold no less than 50.1% of the outstanding common stock of ITC following the merger. With a view towards disclosing the maximum dilutive effect of the transaction on your current shareholders, please explain how Entergy shareholders could come to hold more than 50.1% immediately following the merger and clarify, to the extent possible, the maximum percentage of ITC common stock that could be held by Entergy shareholders and the corresponding minimum percentage that would be held by ITC shareholders.

Response

In response to the Staff’s comment, ITC has provided additional disclosure on pages 115 and 116 to illustrate the estimated maximum dilutive effect the transaction may have on ITC’s current shareholders. In addition, throughout the proxy statement/prospectus the Company has revised the disclosure to clarify that the reference to current ITC shareholders’ ownership of approximately 49.9% of the combined company immediately following the merger excludes the issuance of any ITC equity awards to employees of Entergy’s Transmission Business who become TransCo employees in connection with the transaction.

Q: What will Entergy shareholders receive in the transactions?, page 8

16.	Please disclose the approximate aggregate dollar value of the shares you will issue to Entergy shareholders in the merger.

Response

In response to the Staff’s comment, ITC has added additional disclosure on page 9 to disclose the approximate aggregate dollar value of the shares of ITC common stock that ITC expects to issue to Entergy shareholders based on the number of outstanding shares and the closing price on the New York Stock Exchange of ITC common stock as of November 23, 2012 and assuming the ITC recapitalization will take the form of a one-time special dividend.

Selected Unaudited Pro forma Condensed Combined Consolidated Information page, 38

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet, page 39

17.	Please consider adding separate columns for the multiple transactions disclosed in Note 1 and a total as adjusted column related to the transmission business before you present your pro forma adjustments. For example, the ITC recapitalization, the issuance of debt, debt assumed by ITC incurred by TransCo and issuance of senior securities of TransCo and cash to Entergy should be presented in separate columns.

Securities and Exchange Commission Attn: Mara L. Ransom, Charles Lee and Dieter King December 3, 2012	7

Response

In response to the Staff’s comment, ITC has added additional disclosure on page 41. ITC added two additional columns to separately present:

(1) The adjustments to Entergy’s Historical Transmission Business, pursuant to the separation and merger agreements, to accurately reflect the assets acquired and liabilities assumed of Entergy’s Transmission Business being acquired, including the issuance of long-term debt by Entergy’s Transmission Business to be assumed by ITC; and

(2) The adjustments that were made to ITC’s historical financial information. These adjustments reflect the effects of the acquisition, including the special dividend and the issuance of common stock.

18.	It appears the deferred income taxes and other long term liability line items in the balance sheet do not foot across. Please revise or advise.

Response

In response to the Staff’s comment, ITC has revised the disclosure on page 41.

Note 5. (c) Debt, page 46

19.	Please disclose the basis for the interest rates used and provide us with your calculation of the pro forma interest expense adjustments for the six months ended June 30, 2012 and the year ended December 31, 2011.

Response

In response to the Staff’s comment, ITC has added additional disclosure on page 49 by including the basis for the interest rate used. The interest rates are based on a 10-year forward U.S. Treasury Bond estimate for July 2013, based on current market data, plus an applicable credit spread for both senior secured and unsecured notes for ITC and its subsidiaries.

The pro forma interest expense is calculated by (1) using the weighted-average interest rates applied to Entergy’s Transmission Business debt financing and the new ITC debt and (2) adding the estimated annual amortization of deferred financing fees. ITC has added disclosure on pages 48 and 49 to more clearly describe these components. The pro forma statements of operations include pro forma adjustments to interest expense related to Entergy’s Transmission Business for the $1.775 billion in debt financing for a net interest expense of $54.3 million and $72.4 million for the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively. Additionally, the pro forma statements of operations include pro forma adjustments of $28.6 million and $38.1 million to interest expense related to the $740 million of new ITC debt for the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively.

20.	Please tell us how the $13.5 million of deferred financing fees to be paid by Entergy’s Transmission Business is reflected in the pro forma balance sheet and the basis for your presentation.

Securities and Exchange Commission Attn: Mara L. Ransom, Charles Lee and Dieter King December 3, 2012	8

Response

The $13.5 million of deferred financing fees to be paid by Entergy’s Transmission Business that related to the $1.2 billion of TransCo Subs Financing are now separately presented in the deferred financing fees line item of the pro forma balance sheet. These deferred financing fees will be amortized to interest expense under ITC’s ownership pursuant to rate regulations by the FERC.

Note 5. (d) Goodwill, page 46

21.	Please explain why the net book value of Entergy’s Transmission Business used to calculate goodwill differs from net book value of Entergy’s Transmission Business noted in the pro forma balance sheet on page 39.

Response

The difference in the net book value of Entergy’s Transmission Business used to calculate goodwill versus the historical net book value of Entergy’s Transmission Business noted in the pro forma balance sheet relates to the $13.5 million of deferred financing fees as discussed above in response to comment 20. ITC has updated the disclosure in the table in Note 5(g) Goodwill on page 49 in response to Staff’s comment.

Risk Factors, page 50

22.	We note that you have not presented any material risks specific to the Entergy Transmission Business. As such risks may be independent of the risks included in “Risks Related to the Combined Company’s Business Following the Transactions” or the industry risks incorporated by reference into the registration statement, please clarify for us, if true, that you do not believe any such risks exist or revise your disclosure accordingly.

Response

In response to the Staff’s comment, ITC notes that it has considered and already included the material risks related to Entergy’s Transmission Business in the “Risks Related to the Combined Company’s Business Following the Transactions” section to the extent such risks are not otherwise covered by the industry risks incorporated by reference into the registration statement. ITC believes that material risks of the combined company are covered by both the “Risks Related to the Combined Company’s Business Following the Transactions” section (including the additional risk factor regarding the increase in ITC’s indebtedness in response to comment 23) and the industry risks incorporated by reference into the registration statement.

23.	Please tell us what consideration you gave to adding a risk factor to address the risks, if any, associated with the increase in your indebtedness as a result of the merger from $2.96 billion as of June 30, 2012 to approximately $5.48 billion.

Response

In response to the Staff’s comment, ITC has added an additional risk factor on pages 64 and 65.

Securities and Exchange Commission Attn: Mara L. Ransom, Charles Lee and Dieter King December 3, 2012	9

Information on Entergy, page 75

24.	It appears that you have elected to provide the disclosure required by Part C of Form S-4 pursuant to Item 17 of Form S-4. Accordingly, please disclose all information required by Item 17 and do not incorporate by reference or otherwise direct investors to information contained outside of the prospectus. In this regard, we note the third paragraph directing investors to Entergy’s Annual Report for the year ended December 31, 2011.

Response

ITC believes that it has directly provided in the proxy statement/prospectus all of the information required by Item 17, paragraph (b) of Form S-4, with respect to TransCo and Entergy’s Transmission Business. In consideration of the Staff’s comment, ITC has deleted paragraphs two and three of the section entitled “Information on Entergy” on page 80 as such information relates to Entergy Corporation rather than Entergy’s Transmission Business and TransCo, which is the “acquired company” for purposes of Form S-4.

The Transactions, page 102

Calculation of the Merger Consideration, page 108

25.	Please provide an example demonstrating the calculation of the amount of common units TransCo will issue to Entergy pursuant to the formula set forth on page 108. In the example, please describe how the formula will cause Entergy shareholders to constitute holders of at least 50.1% of the outstanding ITC common stock following the merger. Please disclose any assumptions that you make in the example.

Response

In response to the Staff’s comment, ITC has added additional disclosure on pages 115 and 116 to provide an example demonstrating the calculation of the amount of common units TransCo will issue to Entergy pursuant to the referenced formula and how such formula will cause Entergy shareholders to constitute holders of at least 50.1% of the outstanding ITC common stock following the merger, including the assumptions used in such example.

26.	Please address how your potential share repurchase would affect the estimate of the number of ITC shares on a fully diluted basis in the formula set forth on page 108.

Response

In response to the Staff’s comment, ITC has added additional disclosure on page 114 to explain the impact of potential share repurchases on the estimate of the number of shares of ITC common stock outstanding on a fully diluted basis to be completed on the estimation date.

Securities and Exchange Commission Attn: Mara L. Ransom, Charles Lee and Dieter King December 3, 2012	10

Background of the Merger, page 110

27.	We note that Entergy contacted ITC on June 6, 2011 to inquire about ITC’s interest in submitting a proposal related to the Entergy Transmission Business. Please revise your disclosure to address whether Entergy solicited indications of interest from other parties.

Response

ITC respectfully submits that the requested additional disclosure is not required.

Item 6 of Form S-4 requires ITC to “describe any past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions during the periods for which financial statements are presented or incorporated by reference . . . between the company being acquired or its affiliates and the registrant or its affiliates, such as those concerning: a merger, consolidation or acquisition; a tender offer or other acquisition of securities; an election of directors; or a sale or other transfer of a material amount of assets.” The information requested by the Staff was not a part of the negotiations between Entergy, TransCo (as the company being acquired) and its affiliates, on the one hand, and ITC, on the other hand. ITC’s negotiations and material contacts with Entergy, TransCo and their affiliates are described in the proxy statement/prospectus.

Entergy has informed ITC that it concurs with this analysis and believes it would not be appropriate to require a parent company of an acquired company to disclose such information to an acquirer in connection with an acquiror’s shareholder vote when such information was not referenced by the acquiror’s board of directors.

28.	Please disclose why you agreed to use the Reverse Morris Trust structure proposed by Entergy for the transactions. To the extent material, please briefly address any other transaction structures that you considered and the reasons for not pursuing them. Please discuss, specifically, why an all-cash purchase, as your July 1, 2011 letter originally proposed, was not selected.

Response

In response to the Staff’s comment, ITC has added additional disclosure on page 120 to disclose why the Reverse Morris Trust structure was selected by the parties and why the all-cash purchase originally proposed was not selected.

29.	Please disclose whether you considered other transaction partners for expanding your transmission business and why you selected Entergy over any such partners.

Response

In response to the Staff’s comment, ITC has provided additional disclosure on page 118 to specify that ITC in the ordinary course of business periodically reviews and evaluates transaction partners and to describe the primary reasons that ITC determined to pursue the transaction with Entergy to expand its transmission business.

Securities and Exchange Commission Attn: Mara L. Ransom, Charles Lee and Dieter King December 3, 2012	11

30.	Please disclose your valuation for the Entergy Transmission Business, as included in your July 1, 2011 letter.

Response

In response to the Staff’s comment, ITC has provided additional disclosure on pages 118 and 119 to disclose its preliminary indication of value for Entergy’s Transmission Business included in its July 1, 2011 letter and the basis of such preliminary valuation.

31.	Please revise your disclosure to clarify whether at the July 6, 2011 meeting Entergy’s representatives provided ITC’s representatives with any feedback on ITC’s July 1, 2011 preliminary indication of value for the Entergy Transmission Business and the underlying assumptions supporting the valuation. If such feedback was provided, please revise your disclosure to summarize it.

Response

At the July 6, 2011 meeting, Entergy’s representatives did not provide ITC’s representatives with any other feedback on ITC’s July 2011 preliminary indication of value for Entergy’s Transmission Business and the underlying assumptions supporting the valuation. Accordingly, ITC respectfully submits that the material information in this response is sufficiently disclosed in the proxy statement/prospectus and that no supplemental disclosure is required.

32.	Please disclose the internal valuations of the Entergy Transmission Business presented to Entergy’s board of directors on July 29, 2011, November 18, 2011 and December 2, 2011.

Response

ITC respectfully submits that the requested additional disclosure is not required and, in any event, such information is not available to ITC. Entergy has not provided ITC with Entergy’s internal valuations of Entergy’s Transmission Business presented to Entergy’s board of directors on July 29, 2011, November 18, 2011 and December 2, 2011, and ITC’s management and its board of directors negotiated the transaction with Entergy without making reference to such information. The only “report[s], opinion[s] or appraisal[s] materially relating to the transaction” under Item 4(b) of Form S-4 received by ITC from an outside party are the fairness opinions from J.P. Morgan Securities LLC and Barclays Capital Inc., which were delivered to ITC’s board of directors at a meeting on December 4, 2011 and which are described in, and attached as Annexes to, the proxy statement/prospectus included in the registration statement.

Entergy has informed ITC that it concurs with this analysis and believes it would not be appropriate to require a parent company of an acquired company to disclose such information to an acquiror in connection with an acquiror’s shareholder vote when such information was not provided to the acquiror.

Securities and Exchange Commission Attn: Mara L. Ransom, Charles Lee and Dieter King December 3, 2012	12

Opinion of J.P. Morgan, page 123

33.	Please disclose the amount of fees paid during the past two years prior to the date of J.P. Morgan’s opinion by ITC to J.P. Morgan and its affiliates. See Item 1015(b)(4) of Regulation M-A.

Response

In response to the Staff’s comment, ITC has provided additional disclosure on page 141.

Opinion of Barclays, page 131

34.	Please disclose the amount of fees paid during the past two years prior to the date of Barclays’s opinion by ITC to Barclays and its affiliates. See Item 1015(b)(4) of Regulation M-A.

Response

In response to the Staff’s comment, ITC has provided additional disclosure on page 147.

Interests of Certain Persons in the Merger, page 142

35.	Footnote (1) to the Golden Parachute Compensation table states that Mr. Welch will receive two times his three year average bonus. However, the second bullet beneath the first paragraph on page 144 suggests that Mr. Welch will receive his three year average bonus, without a multiplier. Please reconcile these disclosures.

Response

In response to the Staff’s comment, ITC has reconciled the disclosure on page 154 to reflect that Mr. Welch receives two times his three year average bonus.

36.	We note the implication in the fifth bullet beneath the first paragraph on page 144 that Messrs. Jipping and Oginsky may be eligible to participate in ITC’s retiree welfare benefit plan upon the satisfaction of certain criteria. Please assume a triggering event of the latest practicable date prior to the mailing of the joint proxy statement / prospectus to determine whether you reasonably expect Messrs. Jipping to Oginsky to satisfy such criteria. If you do, then please include the amounts payable to each individual in the Golden Parachute Compensation table. If you do not, then please include a statement in the prospectus to such effect. See Instruction 3 to Item 402(t)(2) of Regulation S-K.

Response

In response to the Staff’s comment, ITC has revised the disclosure on page 153 to clarify the eligibility of Messrs. Jipping and Oginsky for ITC’s retiree welfare benefit plan.

Securities and Exchange Commission Attn: Mara L. Ransom, Charles Lee and Dieter King December 3, 2012	13

37.	Please provide the disclosure required by Item 402(t) of Regulation S-K as of the latest practicable date prior to the mailing date of the joint proxy statement / prospectus.

Response

In response to the Staff’s comment, ITC has revised the disclosure to provide the disclosure required by Item 402(t) as of the latest practicable date prior to the mailing date of the proxy statement/prospectus.

38.	Please disclose in a footnote whether the amounts payable under the Equity, Pension/NQDC and Perquisites/Benefits columns are pursuant to single-trigger or double-trigger arrangements. See Instruction 5 to Item 402(t)(2) of S-K.

Response

In response to the Staff’s comment, ITC has revised the disclosure on page 154 to indicate whether each item is a single-trigger or double-trigger arrangement.

The Financings, page 154

39.	To the extent that they are determined prior to the effective date of the registration statement, please disclose the material terms of the TransCo debt securities and the TransCo Subs bridge facility.

Response

To the extent the material terms of the TransCo debt securities and the TransCo Subs bridge facility are determined prior to the effective date of the registration statement, ITC will file a pre-effective amendment to the registration statement to disclose such material terms. However, as noted in the section entitled “The Financings—Issuance of TransCo Debt Securities”, TransCo will not issue the TransCo debt securities to Entergy until Entergy contributes the equity interests of the TransCo Subs to TransCo in the Entergy contribution, which is not anticipated to occur until after ITC’s special meeting. Similarly, the TransCo Subs bridge facility is not anticipated to be put into place until after ITC’s special meeting. Therefore, the payment terms, interest rates and other material terms of the TransCo debt securities and the TransCo Subs bridge facility are not likely to be finalized until after the proxy statement/prospectus is mailed to ITC’s shareholders. As such, ITC respectfully advises the Staff that ITC will not likely have the information available to revise the disclosure to provide such details of the TransCo debt securities or the TransCo Subs bridge facility in a subsequent pre-effective amendment to the registration statement.

ITC Recapitalization, page 155

40.	Please tell us whether you intend for any share repurchase to be covered by Exchange Act Rule 10b-18. If you do, then please specifically address Exchange Act Rule 10b-18(2)(a)(13)(iv). Please also tell us how you intend for any share repurchase to comply with Regulation M. Please provide us with sufficient detail regarding the repurchase program to analyze your response.

Securities and Exchange Commission Attn: Mara L. Ransom, Charles Lee and Dieter King December 3, 2012	14

Response

ITC has not yet determined whether to effectuate the $700 million recapitalization in whole or in part through a repurchase of ITC shares of common stock or, if ITC does pursue a share repurchase, what form that repurchase would take. ITC has considered various alternative structures for a share repurchase, including a tender offer or open market repurchases. The decision regarding the form of recapitalization or the timing of the recapitalization has not yet been made by ITC and will be made closer to the closing of the merger. If a share repurchase is conducted through a tender offer, ITC will comply with the applicable tender offer rules, Regulation M and any other applicable laws and regulations. If a share repurchase is conducted through open market purchases, ITC may structure those repurchases to be covered by Exchange Act Rule 10b-18, and in such case will comply with all applicable provisions of Rule 10b-18, Regulation M and any other applicable laws and regulations. More specifically, ITC will not conduct a share repurchase during a restricted period under Regulation M and, if the share repurchase is conducted through open market purchases intended to be covered by Exchange Act Rule 10b-18, ITC will ensure that those repurchases comply with the volume and other requirements of Rule 10b-18(a)(13)(iv) and the other requirements of Rule 10b-18.

The Merger Agreement, page 156

41.	Please revise the fourth and fifth sentences of the italicized paragraph to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. Please make a similar revision with respect to the fifth through seventh sentences in “—Representations and Warranties” on page 159; the fifth sentence in the italicized paragraph under “The Separation Agreement”; and the fifth sentence in the italicized paragraph under “Additional Material Agreements.”

Response

In response to the Staff’s comment, ITC has revised the above-referenced disclosures on pages 165, 168, 169, 186 and 199 to remove any potential implication that the referenced agreements do not constitute public disclosure under the federal securities laws.

Representations and Warranties, page 159

42.	We note the statement in the second sentence that the “representations and warranties were made solely for purposes of the merger agreement.” Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities law.

Response

In response to the Staff’s comment, ITC has revised the disclosure on page 168 to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Securities and Exchange Commission Attn: Mara L. Ransom, Charles Lee and Dieter King December 3, 2012	15

Material United States Federal Income Tax Consequences of the Transactions, page 224

43.	Please disclose the material tax consequences to your shareholders. In this regard, we note your disclosures on pages 10 and 27 regarding the expected material U.S. federal income tax consequences of the transactions to ITC shareholders. In addition, please file as an exhibit to the registration statement an opinion to support such disclosure. See Item 4(a)(6) of Form S-4, Section III.A of Staff Legal Bulletin No. 19 and Item 601(b)(8) of Regulation S-K.

Response

In response to the Staff’s comment, ITC has provided additional disclosure on page 238 to disclose the material tax consequences to ITC’s shareholders. In addition, in response to the Staff’s comment, ITC is filing as an exhibit to the Form S-4 a revised opinion of Simpson Thacher & Bartlett LLP which supports such disclosure.

44.	We note that receipt of the tax opinions by you and Entergy and the receipt of the IRS private letter ruling by Entergy are waivable closing conditions under the merger agreement. Please confirm to us your understanding that if any such condition is waived and the change in tax consequences is material, you must recirculate the joint proxy statement / prospectus and resolicit the votes of your shareholders. See Section III.D.3 of Staff Legal Bulletin No. 19.

Response

ITC confirms that it intends to re-circulate the proxy statement/prospectus and re-solicit approval of the ITC shareholders of the merger proposals if one of the tax opinion closing conditions or the closing condition relating to the receipt of the IRS private letter ruling is waived and the change in tax consequences is material.

Opinion of Barclays Capital Inc., page E-2

45.	We note the disclaimer in the fourth sentence of the first full paragraph relating to projections and estimates reviewed by Barclays and the assumptions on which they are based. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the prospectus. Please revise.

Response

In response to the Staff’s comment, ITC respectfully advises the Staff that it believes that it would not be appropriate to revise the referenced language contained in the written opinion rendered by Barclays Capital Inc. (“Barclays”), dated December 4, 2011, to the board of directors of ITC. Such language does not constitute a disclaimer by any party of responsibility for disclosure presented in the proxy statement/prospectus. Rather, such language was included in the opinion delivered to ITC’s board of directors to clearly apprise the ITC board of directors that, as specified in its engagement letter with ITC, Barclays had relied upon the accuracy and completeness of

Securities and Exchange Commission Attn: Mara L. Ransom, Charles Lee and Dieter King December 3, 2012	16

certain information provided by ITC, including projections and estimates, without independent verification. This approach is consistent with market practice throughout the financial services industry for investment banks providing fairness opinions. Revisions to the language in the opinion explaining this aspect of Barclays’ work would result in an inaccurate description of the scope of responsibility of, and the review actually undertaken by, Barclays in connection with the proposed transaction. In addition, the referenced language does not in any way affect or modify the disclosure of financial forecasts that ITC has included in the proxy statement/prospectus starting at page 129.

Note 7 Retirement, Other Postretirement Benefits, and Defined Contribution Plans, page F-23

46.	Please tell us why the fair value of the qualified pension assets and other post retirement trusts in the tables on pages F-31 and F-32 differs from the fair value of plan assets disclosed in the tables on pages F-25 and F-27.

Response

The tables on pages F-25 and F-27 (which in Amendment No. 1 to the Form S-4 now appear on pages F-24 and F-26) are Entergy’s Transmission Business’s reconciliations of beginning and ending balances of the fair value of plan assets disclosed pursuant to ASC 715-20-50-1(b). The tables on pages F-31 and F-32 (which in Amendment No. 1 to the Form S-4 now appear on pages F-29 and F-30) are Entergy’s Transmission Business’s more investment-specific disclosure pursuant to ASC 715-20-50-1(d)(5)(ii) of the fair value of each class of plan assets and disclosure pursuant to ASC 715-20-50-1(d)(5)(iv)(01) of the level within the fair value hierarchy in which the fair value measurements in their entirety fall.

Entergy’s Transmission Business does not have separate employee benefit plans for its employees. Substantially all employees of Entergy’s Transmission Business currently participate in one of two qualified pension plans that are sponsored by Entergy. The assets of the two qualified pension plans are held in a commingled master trust established by Entergy. Each pension plan has an undivided beneficial interest in each of the investment accounts of the master trust that is maintained by a trustee. The postretirement benefit plans and assets are handled in a similar manner.

In order to prepare carve-out financial statements for Entergy’s Transmission Business as a participant in Entergy’s pension and other postretirement plans, Entergy made reasonable allocations of the benefit obligations and plan assets. These allocations were used for the reconciliations made pursuant to ASC 715-20-50-1(b). Although assets are commingled in the master trust, the trustee maintains supporting records for the purpose of allocating the equity in net earnings (loss) and the administrative expenses of the investment accounts to the various participating pension plans. The trustee calculates a daily earnings factor, including realized and unrealized gains or losses, collected and accrued income, and administrative expenses, and allocates earnings to each plan in the master trust on a pro rata basis. Further, within each pension plan, the record of each Entergy subsidiary’s beneficial interest in the plan assets is maintained by the plan’s actuary and is updated quarterly. Assets are increased for investment income and contributions, and decreased for benefit payments. A plan’s investment net income or loss (i.e., interest and dividends, realized gains and losses and expenses) is allocated to the companies participating in that plan based on the value of assets for each company at the beginning of the quarter adjusted for contributions and benefit payments made during the quarter.

Securities and Exchange Commission Attn: Mara L. Ransom, Charles Lee and Dieter King December 3, 2012	17

The fair value of the qualified pension plan and other postretirement benefit plan trusts in the tables on pages F-29 and F-30 represents the fair value of all of the assets that are held in the master trusts for Entergy’s pension and other postretirement plans and not just the amounts allocated to Entergy’s Transmission Business. For the ASC 715-20-50-1(d)(5)(ii) and (iv)(01) disclosures Entergy believes the appropriate method to report the more specific information about investments required by those provisions is to present the information at the trust level. Although each pension plan holds an undivided beneficial interest in each of the investment accounts of the pension or other postretirement benefit master trusts, it does not hold an undivided interest in the individual investments held in those trusts. Presenting a breakdown of allocated plan assets by investment type and class in the fair value hierarchy would show a level of specific identification of investments within the master trusts that does not exist. The disclosure approach used here is analogous to the Plan Accounting disclosure requirements for investments in master trusts found in ASC 960-30-50.

The lead-in sentence to the tables on pages F-29 and F-30 has been revised to clarify that those tables represent a summary of the investments held in the master trusts for Entergy’s qualified pension and other postretirement plans in which Entergy’s Transmission Business participates.

*        *        *

Please do not hesitate to contact me at 212-455-7939 with any questions or comments you may have.

Very truly yours,

/s/ Andrew W. Smith
Andrew W. Smith

cc:	Daniel J. Oginsky

Wendy McIntyre

ITC Holdings Corp.

Pankaj K. Sinha

Michael P. Rogan

Skadden, Arps, Slate, Meagher & Flom LLP